Mail Stop 4561

      May 25, 2005

Ms. Tonya Tarrant
Vice President of Finance and Chief Financial Officer
Hollywood Casino Shreveport
5601 Bridge St., Suite 300
Fort Worth, TX  76112-2355

      Re:	Hollywood Casino Shreveport
		Form 10-K for the year ended December 31, 2004
		Filed March 30, 2005
		File No. 333-88679
      Shreveport Capital Corporation
		Form 10-K for the year ended December 31, 2004
		Filed March 30, 2005
		File No. 333-88679-01

Dear Ms. Tarrant:

      We have reviewed your filings and have the following comment.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. We ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Note 1. Successor`s note, pages 33-35

Acquisition of Hollywood Casino Shreveport, pages 33-34
1. Please provide us with a condensed balance sheet presenting the purchase price allocation for the acquisition by Penn National.
In
addition, please briefly explain your basis for each purchase price adjustment. Finally, tell us how your measurement of fair value for the assumed liabilities is consistent with the guidance in paragraph
37(g) of SFAS 141.


      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR for each filing referenced above.
Please understand that we may have additional comments after reviewing your response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Matthew Maulbeck, Staff Accountant, at (202) 551-3466 or the undersigned at (202) 551-3403 if you have questions.


								Sincerely,



      Steven Jacobs
      Accounting Branch Chief

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Ms. Tonya Tarrant
Hollywood Casino Shreveport
May 25, 2005
Page 1